Exhibit 21.1

Consolidated Subsidiaries of CME Group Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Board of Trade of the City of Chicago, Inc.	Delaware
CBOT Singapore Pte. Ltd.	Singapore
C-B-T Corporation	Delaware
CME Alternative Marketplace Inc.	Delaware

CME FX Marketplace Inc.	Delaware

CME Global Marketplace Inc.	Delaware

CME Group Strategic Investments LLC	Delaware
CMEG Brazil Investments 1 LLC	Delaware
CMEG Brazil Investments 2 LLC	Delaware
CMEG Brazil 1 Participações Ltda.	Brazil
CMEG Brazil 2 Participações Ltda.	Brazil
CME Swaps Marketplace Inc.	United Kingdom

Chicago Mercantile Exchange Inc.	Delaware

GFX Corporation	Illinois

Special Technology Investments Limited	United Kingdom

Swapstream Inc.	Delaware
Swapstream Limited	United Kingdom

Swapstream Operating Services Limited	United Kingdom

Swapstream France	France